CUSIP No. 152418109	Page 1 of 35 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

SYNERGY FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
87162V102
(CUSIP Number)
Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 152418109	Page 2 of 35 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 269,746 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 269,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 3 of 35 Pages

1	NAME OF REPORTING PERSON Financial Edge - Stragegic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 134,404 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 134,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 4 of 35 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 135,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 135,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 5 of 35 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 899,644 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 899,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 6 of 35 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 135,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 135,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 7 of 35 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 937,810 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 937,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 8 of 35 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,100 SHARED VOTING POWER 1,057,310 SOLE DISPOSITIVE POWER 3,100 SHARED DISPOSITIVE POWER 1,057,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 9 of 35 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 1,057,310 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 1,057,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 10 of 35 Pages

1	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 22,345 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 22,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 11 of 35 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 375,994 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 375,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 12 of 35 Pages

1	NAME OF REPORTING PERSON Advance Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 13 of 35 Pages

1	NAME OF REPORTING PERSON Padco Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 14 of 35 Pages

1	NAME OF REPORTING PERSON Peter Cocoziello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 15 of 35 Pages

1	NAME OF REPORTING PERSON Irving Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 16 of 35 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 152418109	Page 17 of 35 Pages

1	NAME OF REPORTING PERSON Carol Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 18 of 35 Pages

1	NAME OF REPORTING PERSON Daniel Spiegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,605 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,605 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,605

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 19 of 35 Pages

1	NAME OF REPORTING PERSON Daniel Eliades

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,000 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 <0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 20 of 35 Pages

Item 1.      Security and Issuer

        This Schedule 13D is being filed jointly by:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”)

•	PL Capital, LLC (“PL Capital”), a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for separate accounts held by Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”) and the Irving Smokler Revocable Trust, a Florida trust (“Irving Smokler Trust”)

•	PL Capital Advisors, LLC (“PL Capital Advisors”), a Delaware limited liability company, and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund

•	Padco Management Corp., a New Jersey corporation (“Padco”), the Managing Member of Advance Capital Partners

•	Peter Cocoziello, the President of Padco

•	Irving Smokler Trust

•	Irving Smokler, the co-trustee of the Irving Smokler Trust

•	Carol Smokler, the co-trustee of the Irving Smokler Trust

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP

CUSIP No. 152418109	Page 21 of 35 Pages

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and individuals

•	Daniel Spiegel

•	Daniel Eliades

        All of the filers of this Schedule 13D are collectively the “PL Capital Group” or the “Group.” Archimedes Overseas Ltd. was previously a member of the Group, but no longer beneficially owns securities of Synergy Financial Group, Inc., and has been eliminated as a member of the Group.

        This Schedule 13D relates to the common stock (“Common Stock”) of Synergy Financial Group, Inc. (the “Company” or “Synergy Financial”). The address of the principal executive offices of the Company is 310 North Avenue East, Cranford, New Jersey 07016. The joint filing agreement of the members of the Group was previously filed as Exhibit 1.

Item 2.      Identity and Background

(a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore, Irving Smokler Trust and Advance Capital Partners; in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and the investment advisor for separate accounts held by Advance Capital Partners and Irving Smokler Trust, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund, and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        This statement is filed by Mr. Peter Cocoziello, with respect to the shares of Common Stock beneficially owned by Advance Capital Partners and Padco. Mr. Cocoziello is the President of Padco Management Corp., which is the Managing Member of Advance Capital Partners.

CUSIP No. 152418109	Page 22 of 35 Pages

        This statement is filed by Dr. Irving Smokler and Mrs. Carol Smokler with respect to the shares of Common Stock beneficially owned by the Irving Smokler Trust.

        This statement is filed by Mr. Eliades with respect to the shares of Common Stock held by Mr. Eliades as an individual.

        This statement is filed by Mr. Spiegel with respect to the shares of Common Stock held by Mr. Spiegel as an individual and as custodian for Barbara Spiegel, UGMA.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests, including investments.

        The business address of the Irving Smokler Trust is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The Irving Smokler Trust is engaged in various investment activities.

        The place of organization for each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Advance Capital Partners, Padco, Irving Smokler Trust and PL Capital Offshore is set forth in Item 1.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC. The principal employment of Mr. Cocoziello is real estate development and investment with Advance Capital Realty Group, LLC, a real estate development and investment firm with a business address of 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. The principal employment of each of Dr. Smokler and Mrs. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The principal employment of Mr. Spiegel is as the Senior Vice President and Chief Financial Officer of Atlantic Home Loans Inc., a privately held mortgage company with a business address of 50 Route 46, Parsippany, New Jersey 07054. The principal employment of Mr. Eliades is as a member of Forman Holt & Elaides, LLC, a legal firm whose business address is 218 Route 17 North, Rochelle Park, NJ 07662.

        (d)    During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109	Page 23 of 35 Pages

        (e)    During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.      Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 1,079,015 shares of Common Stock of the Company acquired at an aggregate cost of $12,923,251.

        The amount of funds expended by Financial Edge Fund to acquire the 269,746 shares of Common Stock it holds in its name is $3,281,976. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 134,404 shares of Common Stock it holds in its name is $1,578,754. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 375,994 shares of Common Stock it holds in its name is $4,538,554. Such funds were provided from Focused Fund’s available capital and margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firms’ usual terms and conditions.

        The amount of funds expended by PL Capital Offshore to acquire the 22,345 shares of Common Stock it holds in its name is $282,767. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 135,321 shares of Common Stock it holds in its name is $1,551,507. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 19,500 shares of Common Stock it holds in its name is $250,265. Such funds were provided from Advance Capital Partner’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 3,100 shares of Common Stock he holds in his name is $36,505. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 2,000 shares of Common Stock he holds in his name is $24,475. Such funds were provided from Mr. Lashley’s personal funds.

CUSIP No. 152418109	Page 24 of 35 Pages

        The amount of funds expended by the Irving Smokler Trust to acquire the 100,000 shares of Common Stock it holds in its name is $1,226,005. Such funds were provided from the Trust’s available capital, and margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Spiegel to acquire the 5,861 shares of Common Stock he holds in his name is $45,000. Such funds were provided from Mr. Spiegel’s personal funds. The amount of funds expended to acquire the 9,744 shares of Common Stock he holds as Custodian for Barbara Spiegel, UGMA is $94,234. Such funds were provided from Mr. Spiegel’s personal funds and Ms. Spiegel’s personal funds.

        The amount of funds expended by Mr. Eliades to acquire the 1,000 shares of Common Stock he holds in his name is $13,209. Such funds were provided from Mr. Eliades’ personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group, other than the Irving Smokler Trust and the Focused Fund, has margin or other loans outstanding secured by Common Stock.

Item 4.     Purpose of Transaction

        In its originally filed Schedule 13D, the PL Capital Group disclosed that it acquired shares of Common Stock for investment purposes. In subsequent previously filed amendments, the PL Capital Group disclosed an intent to influence the policies of the Company, including seeking the election of Mr. Daniel Spiegel and Mr. Daniel Eliades to the Company’s Board of Directors at the Company’s 2006 Annual Meeting of Stockholders. The PL Capital Group also disclosed the filing of a lawsuit on February 1, 2006 to demand a list of the shareholders of the Company and related shareholder information.

        On February 15, 2006, Synergy Financial agreed to provide the PL Capital Group with the list of registered stockholders as of February 17, 2006 (the record date for Synergy’s 2006 Annual Meeting scheduled for April 4, 2006) and the June 2004 NOBO list which was in Synergy’s possession. In return, PL Capital agreed to drop the lawsuit previously filed on February 1, 2006.

        On April 4, 2006, at Synergy’s Annual Meeting of Stockholders, PL Capital Group candidates Messrs. Spiegel and Eliades were elected to Synergy’s Board of Directors, along with incumbent candidate Nancy Davis. Synergy’s other nominees, Mr. John Fiore, CEO of Synergy, and Mr. W. Phillip Scott, were not re-elected. The vote was certified by Synergy’s independent proxy tabulator IVS Associates, and Synergy released the results on April 13, 2006 in a press release.

CUSIP No. 152418109	Page 25 of 35 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 11,445,881, reported as the number of outstanding shares as of December 31, 2005, on the Company’s Form 10-K filed February 27, 2006.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-03-09	(2,507)	$ 13.50	($ 33,813)

2006-03-10	(200)	$ 13.33	($ 2,665)

2006-03-13	(27,293)	$ 13.40	($365,690)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 152418109	Page 26 of 35 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-03-13	(5,000)	$ 13.40	($ 66,973)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made no purchases or sales of Common Stock in the past 60 days.

(d)	Because they are the Managing Members of PL Capital, the general partner of Focused Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made the following purchases or sales of Common Stock in the past 60 days:

CUSIP No. 152418109	Page 27 of 35 Pages

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-03-13	(10,000)	$ 13.40	($133,971)

(d)	PL Capital Advisors is the investment manager for PL Capital Offshore. Because they are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, Messrs. Palmer and Lashley have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-03-13	(5,000)	$ 13.40	($ 66,973)

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment manager for separate accounts held by Advance Capital Partners and Irving Smokler Trust. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, Advance Capital Partners and Irving Smokler Trust.

CUSIP No. 152418109	Page 28 of 35 Pages

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days.

CUSIP No. 152418109	Page 29 of 35 Pages

(K)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners made no purchases or sales of Common Stock in the past 60 days.

(d)	PL Capital is the investment manager for a separate account held by Advance Capital Partners. Because they are the Managing Members of PL Capital, Messrs. Palmer and Lashley have the power to direct certain affairs of Advance Capital Partners. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(L)	Padco Management

(a)-(b)	See cover page.

(c)	Padco Management has made no purchases or sales of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco Management may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(M)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has purchased no shares of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners. Mr. Cocoziello is the President of Padco Management. Because he is the President of Padco Management, Mr. Cocoziello is deemed to have the power to direct the affairs of Padco Management and Advance Capital Partners and is deemed to share voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

CUSIP No. 152418109	Page 30 of 35 Pages

(N)	Irving Smokler Trust

(a)-(b)	See cover page.

(c)	The Irving Smokler Trust has made no purchases or sales of shares of Common Stock in the past 60 days.

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(O)	Dr. Irving Smokler

(a)-(b)	See cover page.

(c)	Irving Smokler has made no purchases or sales of Common Stock directly.

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(P)	Mrs. Carol Smokler

(a)-(b)	See cover page.

(c)	Carol Smokler has made no purchases or sales of Common Stock directly.

(d)	Carol Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(Q)	Mr. Daniel Spiegel

(a)-(b)	See cover page.

(c)	Mr. Spiegel has made no purchases or sales of shares of Common Stock in the past 60 days.

CUSIP No. 152418109	Page 31 of 35 Pages

(R)	Mr. Daniel Eliades

(a)-(b)	See cover page.

(c)	Mr. Eliades made no purchases or sales of shares of Common Stock in the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.      Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from Richard Lashley to the Company dated January 10, 2006.*
3	Letter from the Company to Richard Lashley dated January 16, 2006.*
4	Letter from Richard Lashley to the Company dated January 18, 2006.*
5	Letter from John Palmer to the Company dated January 18, 2006.*
6	Letter from the Company to John Palmer dated January 20, 2006.*
7	Letter from John Palmer to the Company dated January 31, 2006.*
8	Certificates of Eligibility of Daniel P. Spiegel and Daniel M. Eliades under Bylaws of the Company.*
9	Consent to Serve as a Director of Daniel P. Spiegel and Daniel M. Eliades.*
10	Complaint filed in the Superior Court of New Jersey, Chancery Division for Union County on February 1, 2006.*

*Filed previously.

CUSIP No. 152418109	Page 32 of 35 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2006

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 33 of 35 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 34 of 35 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

CUSIP No. 152418109	Page 35 of 35 Pages

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

By:	/s/ Irving Smokler
Irving Smokler

By:	/s/ Carol Smokler
Carol Smokler

By:	/s/ Peter Cocoziello
Peter Cocoziello

By:	/s/ Daniel P. Spiegel
Daniel P. Spiegel

By:	/s/ Daniel M. Eliades
Daniel M. Eliades